UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 22, 2021

Khosla Ventures Acquisition Co.

(Exact name of registrant as specified in its charter)

Delaware	001-40131	85-1488707
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2128 Sand Hill Road Menlo Park, California	94025
(Address of principal executive offices)	(Zip Code)

(650) 376-8500

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	KVSA	The NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01 Entry into a Material Definitive Agreement.

On September 22, 2021, Khosla Ventures Acquisition Co. (“KVSA”) entered into an amendment (the “Amendment”) to the previously disclosed Agreement and Plan of Merger (the “Merger Agreement”), dated as of June 9, 2021, among KVSA, Valo Health, Inc., a Delaware corporation (“Valo”), Valo Health, LLC, a Delaware limited liability company and Killington Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of KVSA. Capitalized terms not defined herein have the meaning assigned to them in the Merger Agreement.

As previously disclosed, the Merger Agreement is subject to the satisfaction or waiver of certain customary closing conditions. Pursuant to the Amendment, in addition to KVSA stockholder approval of the amendment and restatement of the certificate of incorporation of KVSA (the “Proposed Charter”) pursuant to the governing documents of KVSA and applicable law, the parties agreed to a mutual closing condition that the Proposed Charter will have been approved at the Acquiror Stockholders’ Meeting by the affirmative vote of the holders of a majority of the shares of KVSA’s Class A common stock, par value $0.0001 per share (“KVSA Class A Common Stock”), then outstanding and entitled to vote thereon at the Acquiror Stockholders’ Meeting, voting separately as a single series. The Amendment provides that such condition may not be waived by the parties. The form of Proposed Charter is attached as Annex C to the registration statement on Form S-4/A that KVSA filed with the SEC on September 22, 2021.

KVSA and Valo also intend to submit an application to the New York Stock Exchange to transfer the listing of the KVSA Class A Common Stock from Nasdaq Capital Market to the New York Stock Exchange. The Amendment modifies the previously disclosed mutual closing condition in the Merger Agreement that the shares of KVSA Class A Common Stock to be issued in connection with the Merger will have been approved for listing on Nasdaq to provide that such shares may instead be approved for listing on the New York Stock Exchange.

The foregoing summary is qualified in its entirety by reference to the Amendment which is filed as Exhibit 2.1 hereto and incorporated herein by reference.

Additional Information and Where to Find It

This Current Report on Form 8-K relates to a proposed transaction between KVSA and Valo. This Current Report on Form 8-K does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. KVSA filed a registration statement on Form S-4/A with the SEC on September 22, 2021, which includes a document that serves as a prospectus and proxy statement of KVSA, referred to as a proxy statement/prospectus. A final proxy statement/prospectus will be sent to all KVSA stockholders. KVSA also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of KVSA are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by KVSA through the website maintained by the SEC at www.sec.gov.

The documents filed by KVSA with the SEC also may be obtained free of charge at KVSA’s website at https://khoslaventuresacquisitionco.com/kvsa or upon written request to Secretary at Khosla Ventures Acquisition Co., 2128 Sand Hill Road, Menlo Park, California 94025.

Participants in Solicitation

KVSA and Valo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from KVSA’s stockholders in connection with the proposed transaction. A list of the names of such directors and executive officers of KVSA and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

Non-Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of KVSA, the combined company or Valo, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Cautionary Statement Regarding Forward-Looking Statements

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between KVSA and Valo. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this Current Report on Form 8-K, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of KVSA’s securities, (ii) the risk that the transaction may not be completed by KVSA’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by KVSA, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Merger Agreement by the stockholders of KVSA, the satisfaction of the minimum trust account amount following redemptions by KVSA’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Valo’s business relationships, operating results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Valo and potential difficulties in Valo employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against Valo or against KVSA related to the Merger Agreement or the proposed transaction, (x) the ability to maintain the listing of KVSA’s securities on a national securities exchange, (xi) the price of KVSA’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which KVSA plans to operate or Valo operates, variations in operating performance across competitors, changes in laws and regulations affecting KVSA’s or Valo’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive healthcare industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of KVSA’s registration on Form S-1 (File No. 333-253096), the registration statement on Form S-4 discussed above and other documents filed by KVSA from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and KVSA and Valo assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither KVSA nor Valo gives any assurance that either KVSA or Valo or the combined company will achieve its expectations.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

2.1	Amendment No. 1 to Agreement and Plan of Merger, dated as of September 22, 2021.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Khosla Ventures Acquisition Co.

Date: September 22, 2021	By:	/s/ Peter Buckland
		Name:	Peter Buckland
		Title:	Chief Financial Officer

Exhibit 2.1

AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER

THIS AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER (this “Amendment”) is made as of September 22, 2021 (the “Amendment Date”) by and among Khosla Ventures Acquisition Co., a Delaware corporation (“Acquiror”), Killington Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of Acquiror (“Merger Sub”), Valo Health, LLC, a Delaware limited liability company (“Company Holdco”) and Valo Health, Inc., a Delaware corporation and a direct wholly owned subsidiary of Company Holdco (the “Company” and, together with Company Holdco, the “Company Parties”). Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Merger Agreement (as defined below).

WHEREAS, the parties entered into that certain Agreement and Plan of Merger dated as of June 9, 2021 (as may be amended, restated, or otherwise supplemented from time to time, including pursuant to this Amendment, the “Merger Agreement”);

WHEREAS, pursuant to Section 11.11 of the Merger Agreement, the Merger Agreement may be amended or modified, in whole or in part, by a duly authorized agreement in writing executed by each of the parties; and

WHEREAS, the parties wish to amend the Merger Agreement as set forth in this Amendment.

NOW, THEREFORE, intending to be legally bound and in consideration of the mutual provisions set forth in this Amendment and the Merger Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

ARTICLE 1

AMENDMENTS TO THE MERGER AGREEMENT

Section 1.1 The Merger Agreement is hereby amended by replacing all references to “Nasdaq” in the Merger Agreement, except for such references in Section 1.1 and Section 8.2(b) of the Merger Agreement, with “the Stock Exchange”.

Section 1.2 Amendment to Definitions. Section 1.1 of the Merger Agreement is hereby amended by:

(a) deleting the definition of “Acquiror Stockholder Approval” and replacing it in its entirety with the following:

““Acquiror Stockholder Approval” means the approval of each Transaction Proposal identified in Section 8.2(b) by the affirmative vote or written consent of the holders of the requisite number of shares of Acquiror Common Stock entitled to vote thereon, whether in person or by proxy at the Acquiror Stockholders’ Meeting (or any adjournment thereof) or by written consent, in each case, in accordance with the Governing Documents of Acquiror, applicable Law and the rules of the Stock Exchange.”; and

(b) adding the following definition of “Stock Exchange” immediately following the definition of “Sponsor Support Agreement”:

““Stock Exchange” means (i) Nasdaq with respect to any matters contemplated by this Agreement to occur prior to such time as the Acquiror’s Class A Common Stock is listed on the New York Stock Exchange (or is to be listed on the New York Stock Exchange in accordance with the disclosure set forth in the Proxy Statement / Registration Statement) (such time the “Listing Change”) or (ii) the New York Stock Exchange with respect to any matters contemplated by this Agreement to occur after the Listing Change, as applicable.”

Section 1.3 Amendment to Section 8.2(b) of the Merger Agreement. Section 8.2(b) of the Merger Agreement is hereby amended by deleting the words “the election of directors effective as of immediately following the Closing as contemplated by Section 7.6” and replacing them with the words “[intentionally omitted]”.

Section 1.4 Amendment to Section 9.1 of the Merger Agreement. Section 9.1 of the Merger Agreement is hereby amended by:

(a) adding the words “other than the condition set forth in Section 9.1(i)” after the words “any one or more of which”; and

(b) adding the following paragraph as a new Section 9.1(i) of the Merger Agreement:

“(i) The Amended and Restated Certificate of Incorporation shall have been approved at the Acquiror Stockholders’ Meeting by the affirmative vote of the holders of a majority of the shares of Acquiror Class A Common Stock then outstanding and entitled to vote thereon at the Acquiror Stockholders’ Meeting, voting separately as a single series.”

Section 1.5 Amendment to 9.3 of the Merger Agreement. Section 9.3 of the Merger Agreement is hereby amended by:

(a) deleting paragraph (h) and replacing it in its entirety with the following:

“(h) The Acquiror Stockholder Approval shall have been obtained with respect to the Transaction Proposal described in clause (4) of Section 8.2(b); and” and

(b) adding the following paragraph as a new Section 9.3(i) of the Merger Agreement:

“(i) “The board of directors of Acquiror shall have appointed the directors designated by the Company Parties pursuant to Section 7.6(a) effective as of immediately following the Closing.”

Section 1.6 Amendment to Section 11.2 of the Merger Agreement. Section 11.2 of the Merger Agreement is hereby amended by adding the words “; provided that, the parties may not waive compliance with Section 9.1(i)” at the end of the provision before the period.

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ARTICLE 2

MISCELLANEOUS

Section 2.1 No Other Amendment. Except to the extent that any provisions of or any Exhibits or Schedules to the Merger Agreement are expressly amended by Article 1 of this Amendment, all terms and conditions of the Merger Agreement and all other documents, instruments and agreements executed thereunder, shall remain in full force and effect pursuant to the terms thereof. In the event of any inconsistency or contradiction between the terms of this Amendment and the Merger Agreement, the provisions of this Amendment shall prevail and control.

Section 2.2 Reference to the Merger Agreement. On and after the date hereof, each reference in the Merger Agreement to “this Agreement,” “hereof,” “herein,” “herewith,” “hereunder” and words of similar import shall, unless otherwise stated, be construed to refer to the Merger Agreement as amended by this Amendment. No reference to this Amendment need be made in any instrument or document at any time referring to the Merger Agreement and a reference to the Merger Agreement in any such instrument or document shall be deemed to be a reference to the Merger Agreement as amended by this Amendment.

Section 2.3 General Provisions. Except as set forth in Article 1 of this Amendment, the provisions of Article I (Certain Definitions) and Article XI (Miscellaneous) of the Merger Agreement apply equally to this Amendment and are hereby deemed incorporated by reference.

[Signature Page Follows]

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IN WITNESS WHEREOF, the Parties have duly executed this Amendment to be effective as of the Amendment Date.

KHOSLA VENTURES ACQUISITION CO.

By:	/s/ Samir Kaul
Name:	Samir Kaul
Title:	Chief Executive Officer

KILLINGTON MERGER SUB INC.

By:	/s/ Samir Kaul
Name:	Samir Kaul
Title:	President

[Signature Page to Amendment No. 1 to Agreement and Plan Merger]

IN WITNESS WHEREOF, the Parties have duly executed this Amendment to be effective as of the Amendment Date.

VALO HEALTH, LLC

By:	/s/ David A. Berry
Name:	David A. Berry, M.D., Ph.D
Title:	President and Chief Executive Officer

VALO HEALTH, INC.

By:	/s/ David A. Berry
Name:	David A. Berry, M.D., Ph.D
Title:	Chief Executive Officer

[Signature Page to Amendment No. 1 to Agreement and Plan Merger]